UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Impax Laboratories, Inc.

File No. 0-27354 - CF # 22761

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Impax Laboratories, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on October 10, 2008.

Based on representations by Impax Laboratories, Inc. Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13	through October 31, 2018
Exhibit 10.13.1	through October 31, 2018
Exhibit 10.13.2	through October 31, 2018
Exhibit 10.13.3	through October 31, 2018
Exhibit 10.13.4	through October 31, 2018
Exhibit 10.13.5	through October 31, 2018
Exhibit 10.14	through November 11, 2011
Exhibit 10.15	through April 19, 2018
Exhibit 10.15.1	through April 19, 2018
Exhibit 10.15.2	through April 19, 2018
Exhibit 10.16	through November 3, 2015
Exhibit 10.16.1	through November 3, 2015
Exhibit 10.20	through July 30, 2009
Exhibit 10.21	through July 1, 2012
Exhibit 10.22	through November 26, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

/s/ Daniel S. Greenspan
Special Counsel